Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

CUIT: 30-70496280-7

July 24, 2014

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Ref.: Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class V, Series I Notes

We hereby inform you that on July 24, 2014 Grupo Financiero Galicia S.A. intends to make the second payment in respect of its Class V, Series I Notes issued under its Global Program for the issuance of short-, mid- and/or long-term notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Initial Payment Date: July 31, 2014.

Item: Payment of interest corresponding to the period starting on April 30, 2014 and ending on July 30, 2014 (inclusive).

Applicable Interest Rate: Class V, Series I Notes accrue BADLAR (23.814484%) + 4.25% interest.

Amount of Interest: The applicable interest rate for the period described above is 28.064484% and the amount of interest payable is Ps. 7,201,115.96.

ISIN N°: ARGFGA050130

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in that certain Pricing Supplement dated January 16, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A. A. Enrique Pedemonte Attorney-in-fact

Grupo Financiero Galicia S.A./Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina, Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A.

CUIT: 30-70496280-7

July 24, 2014

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Ref.: Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class V, Series II Notes

We hereby inform you that on July 24, 2014 Grupo Financiero Galicia S.A. intends to make the second payment in respect of its Class V, Series II Notes issued under its Global Program for the issuance of short-, mid- and/or long-term notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Initial Payment Date: July 31, 2014.

Item: Payment of interest corresponding to the period starting on April 30, 2014 and ending on July 30, 2014 (inclusive).

Applicable Interest Rate: Class V, Series II Notes accrue BADLAR (23.814484%) + 5.25% interest.

Amount of Interest: The applicable interest rate for the period described above is 29.064484% and the amount of interest payable is Ps. 5,728,808.89.

ISIN N°: ARGFGA050148

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in that certain Pricing Supplement dated January 16, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A. A. Enrique Pedemonte Attorney- in-fact

Grupo Financiero Galicia S.A./Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina, Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com